Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular dollars in millions except ratios)

	Twelve Months Ended December 31,
	2004	2003	2002	2001	2000

Earnings (loss) before income taxes	$(13,655.0)	$3,739.4	$3,420.9	$1,073.2	$592.4
Add:
Distributions from affiliated companies	28.9	37.7	39.7	55.6	48.3
Interest expense, net of capitalized interest	744.4	774.9	847.2	968.6	821.8
Capitalized interest amortized	—	—	—	—	2.2
1/3 of rental expense	158.9	146.4	141.2	170.7	124.9

Total Earnings (loss)	$(12,722.8)	$4,698.4	$4,449.0	$2,268.1	$1,589.6

Fixed charges:
Interest expense, net of capitalized interest	$744.4	$774.9	$847.2	$968.6	$821.8
1/3 of rental expense	158.9	146.4	141.2	170.7	124.9

Total fixed charges	$903.3	$921.3	$988.4	$1,139.3	$946.7
Preferred Stock dividend requirements	—	—	—	—	—

Total fixed charges and Preferred Stock dividend requirements	$903.3	$921.3	$988.4	$1,139.3	$946.7

Ratio of earnings to fixed charges	Note a	5.1x	4.5x	2.0x	1.7x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	Note a	5.1x	4.5x	2.0x	1.7x

Note:
(a)
Earnings are inadequate to cover fixed charges due to the 2004 non-cash impairment charge of $18.0 billion. The dollar amount of the cover deficiency is $13.6 billion in 2004.